WOODSIDE
AUSTRALIAN ENERGY

03 FEB 24 AM 7:21

4 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003949

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-299-P (Herdsman-1), lodged with the Australian Stock Exchange on 4 February 2003;
- Stock Exchange Release in relation to Vic/RL2 (Scallop-1), lodged with the Australian Stock Exchange on 4 February 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dlw 3/3

4 February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-299-P
Herdsman-1

Woodside Petroleum Ltd., Operator of the WA-299-P Joint Venture, reports that the Herdsman-1 exploration well located in the Exmouth Sub-Basin was spudded on 28 January 2003. On 4 February 2003 the operation was rigging up to run wireline logs at a total depth of 2010 metres.

The Atwood Falcon drill rig is drilling the well. The location is approximately 170 kilometres south south west of the Enfield oil field. Water depth at the location is 557 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-299-P is 1%. The other participant is Shell Development (Australia) Proprietary Limited (99%).

ANTHONY NIARDONE
Asst. Company Secretary

4 February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Vic/RL2
Scallop-1

Woodside Petroleum Ltd., a participant in the Vic/RL2 Joint Venture, reports that the Scallop-1 exploration well located in the Gippsland Basin was spudded on 2 February 2003. At 15:00 hours on 3 February 2003, the operation was commencing drilling 17½ inch hole at 179 metres.

The Sedco 702 drill rig is drilling the well. The location is approximately 3 kilometres south-east of the East Pilchard-1 well. Water depth at the location is 110 metres. Planned total depth is 3126 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in Vic/RL2 is 30.0%. Other participants are Esso Australia Resources Pty Ltd (Operator) (25.0 %), BHP Billiton Petroleum Pty Ltd (25.0%), Santos Offshore Pty Ltd (20%).

ANTHONY NIARDONE
Asst. Company Secretary